Solta Medical, Inc.

25881 Industrial Boulevard

Hayward, CA 94545

May 11, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Facsimile: (202) 772-9349

Attention: Russell Mancuso

                 Mary Beth Breslin

Re:	Solta Medical, Inc.–Request for Acceleration of Effectiveness of the Registration Statement on Form S-3 (Commission File No. 333- 165618)

Dear Mr. Mancuso and Ms. Breslin:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Solta Medical, Inc., a Delaware corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on May 12, 2010, or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”).

The Company hereby authorizes each of Chris F. Fennell and Mark Padilla of Wilson Sonsini Goodrich & Rosati, P.C., counsel for the Company, to make such request on our behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

May 11, 2010

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this request for acceleration of effectiveness to Chris F. Fennell or Mark Padilla of Wilson Sonsini Goodrich & Rosati, P.C., via facsimile at (650) 493-6811 or by telephone at (650) 493-9300. In addition, please provide a copy of the Commission’s order declaring the Registration Statement effective to Mark Padilla via facsimile at the above-reference fax number.

Very truly yours,

SOLTA MEDICAL, INC.

/s/ John F. Glenn
John F. Glenn
Chief Financial Officer

cc:	Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, P.C.

Mark Padilla, Wilson Sonsini Goodrich & Rosati, P.C.